Mercedes-Benz Auto Lease Trust 2017-A
Investor Report
Collection Period Ended 31-Jul-2019 **Page 1 of 7**

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Jul-2019	31-Jul-2019		
Determination Date	13-Aug-2019			
Record Date	14-Aug-2019			
Payment Date	15-Aug-2019			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Jul-2019	15-Aug-2019	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 8/15/201	15-Jul-2019	15-Aug-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	439,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	675,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	225,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	453,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	175,896,000.00	160,854,750.81	94,188,433.67	66,666,317.14	379.009853	0.535478
Total Note Balance	**1,967,896,000.00**	**160,854,750.81**	**94,188,433.67**	**66,666,317.14**		
Overcollateralization	381,831,719.47	387,705,073.71	387,705,073.71			
Total Securitization Value	**2,349,727,719.47**	**548,559,824.52**	**481,893,507.38**			
present value of lease payments	858,232,311.95	48,993,063.39	37,251,529.37			
present value of Base Residual Value	1,491,495,407.52	499,566,761.13	444,641,978.01			

	Amount	Percentage
Initial Overcollateralization Amount	381,831,719.47	16.25%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	411,202,350.91	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	387,705,073.71	16.50%
Current Overcollateralization Amount	387,705,073.71	16.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.150000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.530000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.525000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.790000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	2.010000%	269,431.71	1.531767	66,935,748.85	380.541620
Total		**269,431.71**		**$66,935,748.85**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**2,232,241,333.50**	**431,073,438.55**	**364,407,121.41**

Available 2017-A Collections		Distribution on the Exchange Note	
Lease Payments Received	9,687,213.44	(1) Total Servicing Fee	457,133.19
Net Sales Proceeds-early terminations (incl Defaulted Leases)	31,694,669.34	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	26,095,715.90	(2) Exchange Note Interest Distributable Amount (2.02%)	725,640.29
Excess wear and tear included in Net Sales Proceeds	194,267.02	(3) Exchange Note Principal Distributable Amount	66,410,769.44
Excess mileage included in Net Sales Proceeds	506,724.61	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**67,477,598.68**		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	115,944.24		
		(5) Remaining Funds Payable	0.00
Total Available Collections	**67,593,542.92**	**Total Distribution**	**67,593,542.92**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	67,136,409.73	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	269,431.71
Total Available Funds	**67,136,409.73**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	66,666,317.14
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	200,660.88
		Total Distribution	**67,136,409.73**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	457,133.19	457,133.19	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	269,431.71	269,431.71	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	269,431.71	269,431.71	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	269,431.71	269,431.71	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	66,666,317.14	66,666,317.14	0.00
Principal Distribution Amount	66,666,317.14	66,666,317.14	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,874,319.30
Reserve Fund Amount - Beginning Balance	5,874,319.30
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,389.50
minus Net Investment Earnings	11,389.50
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,874,319.30
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,389.50
Net Investment Earnings on the Exchange Note	
Collection Account	104,554.74
Investment Earnings for the Collection Period	115,944.24

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2017-A Servicing Supplement to purchase the 2017-A Exchange Note on August 15, 2019 (the "Redemption Date") and has deposited $94,188,433.67 into the 2017-A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,349,727,719.47	56,402
Securitization Value beginning of Collection Period	548,559,824.52	17,090
Principal portion of lease payments	7,897,550.99	
Terminations- Early	28,707,876.71	
Terminations- Scheduled	22,996,501.79	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,064,387.65	
Securitization Value end of Collection Period	481,893,507.38	15,168

Pool Factor	20.51%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.90%
Weighted Average Remaining Term (months)	23.54	4.56
Weighted Average Seasoning (months)	13.49	34.02
Aggregate Base Residual Value	1,737,055,942.00	457,027,719.41
Cumulative Turn-in Ratio		92.43%
Proportion of base prepayment assumption realized life to date		57.26%
Actual lifetime prepayment speed		0.53%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	479,295,981.56	15,085	99.46%
31-60 Days Delinquent	1,651,898.60	52	0.34%
61-90 Days Delinquent	730,171.30	24	0.15%
91-120 Days Delinquent	215,455.92	7	0.04%
Total	481,893,507.38	15,168	100.00%

Delinquency Trigger		**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.196%
Delinquency Trigger occurred		No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	502,086.73	13	39,568,711.27	1,047
Liquidation Proceeds	240,689.26		29,041,902.53	
Recoveries	110,836.59		9,216,523.41	
Principal Net Credit Loss / (Gain)	150,560.88		1,310,285.33	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.351%	
Prior Collection Period	(0.482%)	
Second Prior Collection Period	(0.776%)	
Third Prior Collection Period	0.100 %	
Four Month Average	(0.202)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.056%

Average Net Credit Loss / (Gain)   1,251.47

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	58,266,679.42	1,909	1,269,947,052.12	40,177
Sales Proceeds and Other Payments Received	55,738,600.44		1,251,603,844.78	
Residual Loss / (Gain)	2,528,078.98		18,343,207.34	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	5.888%	
Prior Collection Period	(0.024%)	
Second Prior Collection Period	(2.326%)	
Third Prior Collection Period	(2.034%)	
Four Month Average	0.376%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.781%

Average Residual Loss / (Gain)   456.56